

November 1, 2013

<u>Via Email</u>
Jiang Huai Lin
Chief Executive Officer
China Information Technology, Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong 518040

   Re: **China Information Technology, Inc.**
     Form 20-F for the Fiscal Year Ended December 31, 2012
     Filed April 22, 2013
     File No. 001-35722

Dear Mr. Lin:

   We have reviewed your letter dated September 18, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 13, 2013.

Item 3.D. Risk Factors

<u>Risks Related to Doing Business in China, page 12</u>

1. We note in your response to prior comment 1 that your current auditors, GHP Horwath, P.C. (GHP), are located in Denver, Colorado and the PCAOB has been making regular inspections of GHP's audit work and practices. Please provide additional information about the location and availability of the audit work papers associated with your audit including whether the work papers are located in the U.S. To the extent that the work papers are located outside of the U.S. tell us whether GHP and the PCAOB have access to the work papers.

Item 5.B. Liquidity and Capital Resources

Intercompany Transfers, page 48

2.   We note in your response to prior comment 2 that it appears that your cash is held solely in U.S. dollars. Please confirm or disclose by respective denominations as previously requested. Additionally, confirm that you will include disclosure consistent with your response in future filings.

Item 8. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities

Amended and Restated MSA, page F-10

3.   We note in your response to prior comment 3 that you decided not to execute the pledge agreement. Please tell us when you decided not to enter into the pledge agreement and revise your disclosure in future filings to clarify that your pledge agreement was not executed.

Note 3. Variable Interest Entity, page F-17

4.   We note the proposed disclosure for future filings provided in response to prior comments 6 and 7. Please also revise your disclosure to indicate that if the PRC government determines that you are not in compliance with applicable laws you may be required to deconsolidate your interest in iASPEC.

5.   We note your response to prior comment 9. Please confirm that you will clarify your disclosure in future filings to be consistent with your response. For example, indicate that the government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIE. Additionally, clarify that the recognized revenue-producing assets held by the VIE consist of property, plant and equipment and intangible assets and indicate how much of these assets are held by the VIE.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief